S&W Seed Company
802 N. Douty Street
Hanford, California 93230

January 27, 2017

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Justin Dobbie
      Tonya K. Aldave

Re: S&W Seed Company (the "Company")
     Registration Statement on Form S-3 (File No. 333-214883)

Acceleration Request
Requested Date:	Wednesday, February 1, 2017
Requested Time:	4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on February 1, 2017 or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

  should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Steven M. Przesmicki of Cooley LLP at (858) 550-6070.

Very truly yours,

S&W Seed Company

/s/ Matthew K. Szot
Matthew K. Szot
Executive Vice President, Finance and Administration
and Chief Financial Officer